

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-Mail
Edmar Lopes
Chief Financial Officer
GOL Intelligent Airlines, Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

    Re: GOL Intelligent Airlines, Inc.
              Form 20-F for the Year Ended December 31, 2011
              Filed April 11, 2012
              Form 6-K Dated November 14, 2012
              Form 6-K Dated November 23, 2012
              File No. 001-32221

Dear Mr. Lopes:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by amending your filing as indicated in comment 2, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate please tell us why in your response.

    After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Operating and Financial Review and Prospects, page 39

Liquidity and Capital Resources, page 57

Covenant Compliance, page 61

1. We note that at December 31, 2011 you did not meet the minimum required performance indicators for the debentures you issued during the third quarter of 2010. Please confirm that in future filings you will disclose your actual performance for each performance

indicator for these covenants or for other covenants where you have not maintained compliance, received waivers, or are at risk of doing so. As applicable, please also update your Risk Factors disclosure.

Report of Independent Registered Public Accounting Firm

2. We note that the report of the independent registered public accounting firm included in your Form 20-F refers to the audit of the consolidated statement of financial position as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2011. However, we note that the audited financial statements included in your Form 20-F appropriately include consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 as required by Item 8.A.2 of Form 20-F. Please revise to include an independent auditors report which covers each of the periods for each financial statements are required (i.e., for the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years ended December 31, 2011). See guidance in Item 8.A.3 of Form 20-F.

Management Report, page F-1
Agreement with Delta, page F-2

3. We note your disclosure that as part of the December 2011 agreement with Delta you transferred two Boeing 767-300s to Delta, given that GOL no longer uses this type of aircraft. Please explain to us how you accounted for this transfer of aircraft in your financial statements for the year ended December 31, 2011. If you have not transferred the aircraft as of December 31, 2011, please tell us how you intend to account for the transfer in the 2012 financial statements.

Statements of Cash Flows, page F-15

4. We note from your statement of cash flows that there is R$96,136 related to the provision for aircraft returns recorded as an adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2011. Please explain to us why this amount is not consistent with the amount disclosed in Note 21 as additional provision recognized in 2011 for return of aircraft and engine. Additionally, please explain to us the nature of the (R$30,460) adjustment to other provisions presented on the statement of cash flows as an adjustment to reconcile net income to net cash provided by operating activities for the year ended December 31, 2011.

5. We note from the statement of cash flows that the adjustment to reconcile net income to net cash provided by operating activities related to impairment was $23,353 for the year ended December 31, 2011. Please tell us why this amount is not consistent with the R$50,653 impairment charge disclosed in Note 14.

Notes to the Financial Statements

Note 1. General Information, page F-16:

6. We note your disclosure that on February 28, 2011, the subsidiary VRG constituted a
    Participation Account company engaged in developing and operating on-board sales of
    food and beverages in domestic flights and that VRG controls 50% of this company,
    which started to operate in September 2011. Please explain to us, and disclose in the
    notes to the financial statements the accounting treatment for your 50% investment in this
    entity.

Note 2.2 Basis of Preparation, page F-17

K) Deposits, page F-22

7. We note your disclosure that maintenance costs are capitalized or recorded in profit or
    loss when incurred, in accordance with the maintenance cost accounting policy. Please
    explain to us, and clearly disclose in the notes to the financial statements, your
    maintenance cost accounting policy. Your policy should clearly disclose the types of
    maintenance activities that are capitalized and the type of maintenance that is expensed.
    Also, as part of your response and revised disclosure, please tell us how you account for
    the MRO (maintenance, repair and operations) partnership agreement with Delta which
    provides certain engine overhaul, aircraft maintenance and maintenance consulting
    services. Your response and revised disclosure should clearly outline the type of contract
    with Delta (i.e. time-and-material or power-by-the-hour (PBTH)).

R) Segment Information, page F-26

8. We note your disclosure that based on the way you treat your business and the manner in
    which resource allocation decisions are made, the Company has only one operating
    segment for financial reporting purposes. However, in light of the disclosure in Note 12
    and elsewhere that the Webjet subsidiary is currently operating as a separate entity, it
    appears that both VRG and Webjet meet the definition of operating segments in IFRS 8.
    Please explain to us why you believe that VRG and Webjet are not separate reportable
    segments as outlined in paragraph 11 of IFRS 8. Please note that if these two operating
    segments do not meet the aggregation criteria in paragraph 12, or exceed the quantitative
    threshold in paragraph 13, they should be presented as separate reportable segments in
    your notes to the financial statements and the disclosures required by paragraphs 20-24
    should be provided. Please advise or revise accordingly.

Note 8. Deferred and Recoverable Taxes, page F-35

9. We note your disclosure that during the fourth quarter of 2011 the subsidiary VRG reviewed the criteria adopted to calculate PIS and COFINS. You disclose that by changing the taxation regime, and the percentage of proportionality obtained on income subject to cumulative and noncumulative taxation applied to costs and expenses entitled to credit and taxes overpaid and/or shortcomings in previous periods, you recognized a credit of R$52,334. Please provide clearer detail as to the nature of this change and how the amount of the credit was calculated or determined. As part of your response, please tell us why you believe the changes in accounting were appropriate and identify the factors that were responsible for the change.

Note 12. Business Combination, page F-40

10. We note from your disclosure in Note 12 that the allocation of the purchase price in the Webjet acquisition included $159,403 of trade and other receivables. Please provide for us and revise the notes to the financial statements to include: 1) the fair value of the receivables; 2) the gross contractual amounts receivable; and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected.

11. We note from your disclosures in Note 12 that you have assigned a fair value of R$478,266 to the intangible assets acquired in the Webjet acquisition. We also note your disclosure in footnote (ii) that these intangibles relate to the fair value of operating rights in Sao Paulo and Santos Dumont in Rio de Janeiro and were evaluated based on discounted future cash flows of the acquired intangibles. Please explain to us in more detail how you calculated or determined the fair value of these intangibles. Your response should include the nature and amount of all significant assumptions used in your analysis. Also, please tell us the useful life assigned to these intangibles and if indefinite, please explain to us why you believe it is appropriate to assign these intangibles an indefinite useful life. Your response should refer to the factors outlined in paragraph 90 of IAS 38.

12. We note from your disclosure in footnote (iv) that you have not obtained all necessary information to reliably measure the fair value of contingent liabilities of the acquired Company, for which you have contractual guarantees of former shareholders without limiting values for a period of five years. Please tell us if you have subsequently determined the fair value of any contingent liabilities assumed at the time of acquisition of Webjet. If so, please tell us the nature and amount of any adjustments made to the purchase accounting.

13. Please tell us and revise the notes to the financial statements to disclose if you have made any adjustments to your Webjet purchase price allocation subsequent to the issuance of

your financial statements for the year ended December 31, 2011. If so, please tell us, and disclose the nature and amount of each significant adjustment.

Note 14. Property, Plant and Equipment, page F-43

14. We note your disclosure in footnote (a) at the top of page F-44 that additions in 2011 primarily represent total estimated costs to be incurred related to the reconfiguration of aircraft when returned. We also note from your disclosure in Note 21 that this amount is recorded as an additional provision to return of aircraft and engine at the same time it is recorded as PP&E. Citing authoritative IFRS literature, please explain to us why you believe it is appropriate to capitalize this additional expected lease return cost as PP&E. As part of your response please explain the difference in any amounts of lease return costs that are expensed versus those that are capitalized.

15. We note that the amount of impairment losses reflected on the table at the top of page F-44 of R$23,250 is not consistent with the R$50,653 amount disclosed in the table on page F-43 and appears to relate only to the impairment losses of VRG. Please explain to us why the impairment losses of Webjet disclosed in footnote (a) on page F-43 are not presented in the impairment losses line item in this table on the top of page F-44. Also, please tell us if there have been any significant write-offs or impairments of Webjet assets subsequent to December 31, 2011. In this regard, it appears from your Form 6-Ks that in the nine months ended September 30, 2012, there was a significant write-off of property, plant & equipment and intangibles and an additional "provision for results" recorded. Please explain to us the nature of these amounts.

Note 21. Provisions, page F-54

16. We note that during 2011 you recorded R$26,263 of additional provisions related to the provision for anticipated return of Webjet's aircraft. Please explain to us why it does not appear that this provision was included in the purchase price allocation disclosed in Note 12. As part of your response, please explain to us when this provision was recognized.

Note 22. Shareholders' Equity, page F-56

17. We note your disclosure that Fundo Volluto held an advance for future capital increase of R$182,610, the amount received by the transfer of its shares for Delta, aiming to rebuild their equity position. In light of the fact that it appears that this amount was recorded as a cash inflow to the Company in the year ended December 31, 2011, please explain to us in more detail, the nature of this advance and when the related shares will be issued.

Note 26. Financial Instruments, page F-61

18. We note your disclosure in footnote (b) on page F-62 of Note 26 that as of December 31, 2011 you recorded the amount of R$79,268 in shareholders' equity as a valuation adjustment to equity as a balancing item of this liability. In light of the fact that this adjustment appears to relate to a liability measured at fair value through profit and loss, please explain to us the nature of this adjustment to equity in 2011 and tell us why the amount was recorded in equity rather than as a charge to the income statement.

Note 30. Condensed Consolidating Financial Information of Guarantors Subsidiaries, page F-71

19. We note from the disclosures included in Note 30 that you have presented condensed consolidating financial information for the Parent Company, the Issuer Subsidiary, and your guarantor and non-guarantor subsidiaries in Note 30 to your financial statements pursuant to Rule 3-10 of Regulation S-X. Please tell us and revise Note 30 to clearly indicate whether VRG, the guarantor subsidiary is 100% owned by the Parent Company. Also, please tell us and revise future filings to clarify whether the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional as required by Rule 3-10 of Regulation S-X.

Form 6-K dated November 14, 2012

20. We note from your disclosure in your third quarter 2012 earnings release furnished on Form 6-K, that in October 2012, your Smiles loyalty program announced the creation of an online platform through which clients can use their accumulated mileage points to acquire not only air tickets, but also around 300,000 new products and services from various partners. Please explain to us and revise the notes to the financial statements to explain how you are accounting for this new program and the potential liability associated with the products and services to be redeemed. Also, please tell us and disclose in the notes to the financial statements how you are accounting for the purchase of miles program announced in June 2012.

Form 6-K dated November 23, 2012

21. We note your disclosure that you have begun the process of winding [down] the activities of your Webjet subsidiary and the discontinuation of that brand. We also note your disclosure that you estimate a non-recurring increase in costs in the fourth quarter of 2012. Please tell us if you have estimated this non-recurring charge and describe for us the nature of the expected charges. As part of your response, tell us if a portion of the expense will relate to the write-off of the intangible assets related to Webjet's airport operating licenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3589 or Lauren Nguyen at (202) 551-3642 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief